                                                                       EXHIBIT 1



FOR IMMEDIATE RELEASE



                     COMMTOUCH REVENUES INCREASE 837 PERCENT

Santa Clara, CA (August 10, 1999)--CommTouch Software Ltd. (Nasdaq: CTCH), a leading provider of web-based email, today reported results for the second quarter and six months ended June 30, 1999. Revenues for the quarter ended June 30, 1999 increased 837% to $553,000 from $59,000 in the comparable quarter a year ago. Revenues for the six months ended June 30, 1999 increased 887% to $899,000 from $91,000 for the six months ended June 30, 1998. Revenues for the 1999 second quarter rose 59% over first quarter revenues of $346,000. As of June 30, 1999, the Company had a backlog from email service fee contracts amounting to approximately $4,000,000 which will be recognized as revenue on a ratable basis through the second quarter of 2001.

"The increase in our revenues are a testament to the rapidly growing number of business partners who recognize CommTouch's unique ability to provide them with state of the art email services," explained Gideon Mantel, CEO of CommTouch. "During the past quarter, CommTouch has attracted nearly two million new subscribers to its services, and we see this trend continuing as we provide more email solutions," Mantel added.

Net loss for the quarter ended June 30, 1999 was $3.60 million compared to $1.04 million for the second quarter of 1998. Net loss for the six month period ended June 30, 1999 were $5.93 million compared to $1.96 million for the six months ended June 30, 1998. Net loss per share for the quarter ended June 30, 1999 was $1.66 compared to net loss per share of $0.72 in the comparable quarter a year ago.


                                 ABOUT COMMTOUCH

Serving now 6.4 million active mailboxes around the world, CommTouch is a leading provider of private-label email services, offered exclusively through the web sites of major Internet portals, community sites and web based businesses. CommTouch email is designed for superior performance and rapid scalability, offering end user interfaces in fifteen of the world's major languages.







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With more than eight years of delivering intuitive, award-winning email software, CommTouch provides its partners a truly comprehensive turn-key email service, together with options for premium communications services and direct marketing opportunities.

     The Company partners with internationally recognized consumer-driven organizations, including Excite (NASDAQ: ATHM), Go2Net (Nasdaq: GNET), McGraw Hill's BusinessWeek Magazine (NYSE: MHP), Discovery Channel Online, Nippon Telephone & Telegraph (NYSE: NTT), ZDNet (NYSE: ZDZ), Talk City, LookSmart, Netopia (NASDAQ: NTPA), Hachette Multimedia, the McClatchy Group's Nando.net (NYSE: MNI), The Headbone Zone, News Corp's (NYSE:NWS) People's Daily joint venture ChinaByte and the Hollinger Group's Jerusalem Post.

     Founded in 1991, CommTouch has offices in Silicon Valley, California, New York City and Ein Vered, Israel. Additional information may be obtained by visiting: www.commtouch.com.


                                     -More-


     (C) 1999 CommTouch Software, Ltd. All rights reserved.
     CommTouch is a registered trademark of CommTouch Software Ltd.
     Terms and product names in this document may be trademarks of others.














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

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



                                                        JUNE 30,      DECEMBER 31,
                                                          1999           1998
                                                        --------      ------------
                                                      (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents                             $ 11,663       $    834
  Trade receivables                                          465            133
  Prepaid expenses                                         1,263             96
  Government authorities                                      31             45
  Other accounts receivable                                  244            103
                                                        --------       --------
          Total current assets                            13,666          1,211
Severance Pay Fund                                           273            223
Property and Equipment, net                                2,155            932
                                                        --------       --------
                                                        $ 16,094       $  2,366
                                                        ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Short-term bank line of credit                        $     --       $  1,328
  Current portion of bank loans and capital leases           124            112
  Trade payables                                             797            446
  Employees and payroll accruals                             476            313
  Government authorities                                     275            246
  Deferred revenue                                            84             74
  Other liabilities                                          308            132
                                                        --------       --------
          Total current liabilities                        2,064          2,651
                                                        --------       --------
Long-term Portion of Bank Loans and Capital Leases            99            164
Accrued Severance Pay                                        465            366
                                                        --------       --------
                                                             564            530
                                                        --------       --------
Commitments and Contingent Liabilities:                       --             --

Shareholder's Equity (Deficit)
  Convertible Preferred Shares                               107             74
  Ordinary Shares                                             36             27
  Additional Paid-in Capital                              39,421         11,256
  Stock-Based Employee Deferred Compensation              (7,528)          (418)
  Notes Receivable from Shareholders                        (964)           (77)
  Accumulated Deficit                                    (17,606)       (11,677)
                                                        --------       --------
          Total Shareholders' Equity (Deficit)            13,466           (815)
                                                        --------       --------
                                                        $ 16,094       $  2,366
                                                        ========       ========







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


                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                              THREE MONTHS ENDED       SIX MONTHS ENDED
                                                     JUNE 30,               JUNE 30,
                                              -------------------     -------------------
                                                1999       1998        1999        1998
                                              -------     -------     -------     -------
Email Services - revenue .................    $   553     $    59     $   899     $    91
Cost of Email services -  revenue ........        747          85       1,202         144
                                              -------     -------     -------     -------
Gross loss ...............................       (194)        (26)       (303)        (53)
                                              -------     -------     -------     -------
Operating expenses:
  Research and development, net ..........        407         305         714         571
  Sales and marketing ....................      1,180         506       1,661         965
  General and administrative .............        828         137       1,587         275
  Amortization of stock-based employee
     deferred compensation ...............      1,013           8       1,399          10
                                              -------     -------     -------     -------
          Total operating expenses .......      3,428         956       5,361       1,821
                                              -------     -------     -------     -------
Operating loss ...........................     (3,622)       (982)     (5,664)     (1,874)
Interest income (expense) and other, net .          6         (59)       (265)        (86)
                                              -------     -------     -------     -------
Net loss .................................    $(3,616)    $(1,041)    $(5,929)    $(1,960)
                                              =======     =======     =======     =======
Basic and diluted net loss per share .....    $ (1.66)    $ (0.72)    $ (3.17)    $ (1.35)
                                              =======     =======     =======     =======
Weighted average number of shares used in
  computing basic and diluted net loss per
  share ..................................      2,178       1,450       1,869       1,450
                                              =======     =======     =======     =======























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